June 15, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re:	Span-America Medical Systems, Inc.
Form 10-K for the Fiscal Year Ended September 27, 2008
Form 10-Q for the Quarterly Period Ended March 28, 2009
File No. 0-11392

Dear Mr. Vaughn:

We are in receipt of your follow-up comment letter dated June 4, 2009 (copy attached) regarding the above referenced filing.  Our response is shown below.  The headings correspond to those in your letter.

Form 10-Q for the quarterly period ended March 28, 2009

Note 6 – Impairment of Safety Catheter Assets, page 7

1.
We note from your response to prior comment 2.  Please note the guidance in paragraph 30 of SFAS 144 which indicates that the criteria within that paragraph must continually be evaluated.  As such, and given your disclosure that you have no offers pending and can give no assurance that your cather assets will eventually be sold, please tell us how you have evaluated the criteria of paragraph 30 of SFAS 144 at each of September 27, 2008 and March 28, 2009.  To the extent you believe you satisfy one of the conditions in paragraph 31 of SFAS 144, please explain to us how you satisfied the condition and revise your disclosures in future filings accordingly.

We have evaluated the criteria in paragraph 30 of SFAS 144 as of September 27, 2008 and March 28, 2009.  We continue to meet all criteria except 30(d), which requires that the sale be probable and completed within one year unless paragraph 31 applies.  We have also evaluated the situations described in paragraph 31 and have determined that we have not experienced the events or circumstances that would allow us to make an exception to 30(d).  However, we believe that our current situation with the safety catheter assets comes closest to meeting the requirements of paragraph 38 of SFAS 144.

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
June 15, 2009

Our circumstances have changed because we have not yet found a buyer for the assets.  Because of the passage of almost seven calendar quarters without a buyer, we no longer consider the sale of the safety catheter assets to be probable.  We are, however, continuing to seek a buyer for the assets, potential buyers are still expressing interest in the assets and we consider a sale to be possible, perhaps even in the near future, but not “probable” as defined in SFAS 5.  In this situation, paragraph 38 of SFAS 144 would normally require us to reclassify the assets as “held and used” and value them at the lower of (a) the previous carrying amount as adjusted or (b) the fair value at the date of decision not to sell.

Since we have no alternative use for the safety catheter assets in our business, and we do not intend to re-enter that business, it seemed inappropriate to reclassify the assets as “held and used.”  We believe the fair value of the assets is currently zero in the absence of a buyer, and those assets have been valued at zero in our financial statements since the impairment charge in September 2007.  Consequently we think the assets are properly valued at zero on our books in accordance with paragraph 38.  In addition, because the assets have been valued at zero since our decision to exit the business, we believe their classification as “held for sale” or “held and used” is not material to our financial statements.

We will revise our disclosure in future filings to more thoroughly explain the situation related to and the accounting for the safety catheter assets.

Thank you for bringing this matter to our attention.  We will refer to these comments in future filings to ensure that the additional information is disclosed.

If you have further questions or comments, please contact me at (864) 678-6922 or rcoggins@spanamerica.com.

Sincerely,

Richard C. Coggins
Chief Financial Officer

Enclosure

cc:  Eric Atallah